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                               May 10, 2024

       Stefan Schulz
       Chief Financial Officer
       PROS Holdings, Inc.
       3200 Kirby Drive, Suite 600
       Houston, Texas 77098

                                                        Re: PROS Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Filed February 14,
2024
                                                            File No. 001-33554

       Dear Stefan Schulz:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2023

       Item 7. Management   s Discussion and Analysis of Financial Condition
and Results of
       Operations
       Key Performance Metrics
       Free Cash Flow, page 25

   1. We note that your Free Cash Flow measure includes an adjustment to add back severance payments. This measure
is not calculated in accordance with Item 10(e)(1)(ii)(A) of
                                                        Regulation S-K, which
prohibits the exclusion of charges or liabilities that require, or will require, cash
settlement from a non-GAAP liquidity measure. Please revise this measure in future filings with
the Commission.




              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Stefan Schulz
PROS Holdings, Inc.
May 10, 2024
Page 2

absence of action by the staff.

       Please contact Laura Veator at 202-551-3716 or Stephen Krikorian at 202-551-3488 with any questions.



FirstName LastNameStefan Schulz                          Sincerely,
Comapany NamePROS Holdings, Inc.
                                                         Division of
Corporation Finance
May 10, 2024 Page 2                                      Office of Technology
FirstName LastName